FILED PURSUANT TO RULE 433 UNDER THE SECURITIES ACT OF 1933
ISSUER FREE WRITING PROSPECTUS DATED April 11, 2023
RELATING TO PROSPECTUS SUPPLEMENT DATED April 11, 2023
TO PROSPECTUS DATED May 19, 2021, as amended by Amendment No. 1 dated January 19, 2022
REGISTRATION STATEMENT NO. 333-256340

DESIGNATED PRESS RELEASE
For immediate release

NOUVEAU MONDE ANNOUNCES US$22 MILLION FINANCING

MONTRÉAL, CANADA, April 11, 2023 – Nouveau Monde Graphite Inc. (“NMG“ or the “Company”) (NYSE: NMG, TSX.V: NOU) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by BMO Capital Markets, pursuant to which the Underwriters have agreed to buy on a bought-deal basis 4,850,000 common shares of the Company (the “Common Shares”), at a price of US$4.55 per Common Share, for aggregate gross proceeds of approximately US$22 million (the “Offering”). The Company has granted the Underwriters an option, exercisable in whole or in part for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Common Shares offered under the Offering to cover over-allotments, if any (the “Over-Allotment Option”).

The Company is also pleased to announce that, shortly following the closing of the Offering, it may complete a non-brokered private placement of a maximum of 2,938,753 Common Shares on the same terms as the Offering (the “Private Placement”), in order to allow some shareholders of the Company to exercise their pre-emptive rights. Moreover, those shareholders that participate in the Private Placement will have the option to purchase a maximum of 440,814 additional Common Shares in the event of the full exercise of the Over-Allotment Option under the Offering (or such lesser number of Common Shares as is proportionate to any lesser exercise of the Over-Allotment Option) (the “Private Placement Option”). The Private Placement would be made pursuant to exemptions from Canadian prospectus requirements and the Common Shares issued pursuant thereto would be subject to restrictions on resale for a period of four months and one day from the closing of the Private Placement under applicable Canadian securities legislation. The Private Placement and the Private Placement Option are expected to close within 45 days following the filing of the final version of the Prospectus Supplement (as defined below) prepared in connection with the Offering, and would be subject to the Company receiving all necessary regulatory approvals, including the approval of the TSX Venture Exchange (“TSXV”) and the New York Stock Exchange (“NYSE”). Closing of the Offering is not conditional upon closing of the Private Placement; however, closing of the Private Placement is conditional upon closing of the Offering. There can be no assurance that the Private Placement will close as contemplated or at all.

The net proceeds of the Offering and of the Private Placement, as the case may be, will be used to bring the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project to a final investment decision and project financing. Some of the net proceeds will be used as well for the development of the Uatnan Mining Project and for general working capital and corporate expense needs.

The Offering is expected to close on or about April 17, 2023 and is subject to NMG receiving all necessary regulatory approvals and the approval of the TSXV and the NYSE.

The Common Shares to be offered under the Offering will be offered in all provinces of Canada (excluding the territories) pursuant to a short form base shelf prospectus as accompanied by a prospectus supplement and will be offered in the United States pursuant to a supplement to the Company’s registration statement on Form F-10 registering the Common Shares under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada (the “MJDS”). The Common Shares to be offered under the Offering may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions.

In connection with the Offering, the Company has filed a preliminary prospectus supplement and will file a final prospectus supplement (together, the “Prospectus Supplement”) to the Company’s existing base shelf prospectus dated May 19, 2021, as amended by the Amendment No. 1 dated January 19, 2022, filed in Canada (the “Base Shelf Prospectus”) and the Company's United States registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act, pursuant to the MJDS. The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important information about the Company and the Offering. Prospective investors should read the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and the documents incorporated by reference therein before making an investment decision. The Prospectus Supplement when filed in Canada (together with the related Base Shelf Prospectus) will be available on SEDAR at www.sedar.com. The Prospectus Supplement when filed in the United States (together with the Registration Statement) will be available on the SEC’s website at www.sec.gov. Alternatively, the Company, any Underwriter, or any dealer participating in the Offering will arrange to send you the prospectus or you may request it, in Canada from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario L6S 6H2 by telephone at 905-791-3151 Ext 4020 or by email at torbramwarehouse@datagroup.ca and in the United States from BMO Capital Markets Corp. at to 151 W 42nd Street, 32nd Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities being offered and the contents of this press release have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

The securities to be offered under the Private Placement have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities that may be offered under the Private Placement in the United States or to, or for the account or benefit of, U.S. persons, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Nouveau Monde Graphite

NMG is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to, statements related to the Offering and the Private Placement, the expected use of proceeds, the receiving of all necessary regulatory approvals, the approval for the listing of the Common Shares to be issued pursuant to the Offering and the Private Placement on the TSXV and the NYSE, as applicable, and those which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in this press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including that the Offering and the Private Placement will be completed on favourable terms and that the proceeds from the Offering and the Private Placement will be utilized by Nouveau Monde as currently expected, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, the satisfaction of the closing conditions relating to the Offering and the Private Placement, the granting of the Over-Allotment Option, the anticipated use of proceeds from the Offering and the Private Placement, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in the Company’s Annual Information Form dated March 23, 2023, including in the section thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.

Contact MEDIA	INVESTORS

Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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